Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

December 4, 2013

BARCLAYS

About Barclays

Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth and investment management with an extensive international presence in Europe, the Americas, Africa and Asia Barclays moves, lends, invests and protects money for customers and clients worldwide. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 140,000 people..

You can find additional information about Barclays PLC (SEC File Number: 333-173886) and Barclays Bank PLC (SEC File Number 333-190038) through information they file with the SEC. You should read this information before investing in any Barclays issued products. Securities related products are offered through Barclays Capital Inc. in the United States.


Barclays PLC (Holding Co)
Barclays Bank PLC (Operating Co)
UK RBB
Europe RBB
Africa RBB
Barclaycard
Investment Bank
Corporate Banking
Wealth & Investment Management

Barclays PLC[1] Q3 2013 Unaudited Results

Performance Highlights	
Adjusted return on average shareholder's equity[2]	
Q3 2013	7.1%
Q3 2012	9.7%
Liquidity pool[3]	
Q3 2013	£130 billion
Q3 2012	£160 billion
Total Assets[3]	
Q3 2013	£1.40 trillion
Q3 2012	£1.60 trillion

Nine Months Ended September	Q3 2013 (£m)	Q3 2012 (£m)	Change (%)
Total income net of insurance claims	21,516	22,494	(4)
Credit impairment charges and other provisions	(2,353)	(2,515)	(6)
Adjusted net operating income	19,163	19,979	(4)
Adjusted operating expenses	(13,403)	(13,873)	2
Adjusted profit before tax	4,976	6,204	(20)
Adjusted profit after tax	3,418	4,338	(21)

Ratings for Barclays Bank PLC long-term debt include[4] :

Fitch Rating	A (Stable Outlook)
S&P Rating	A (Stable Outlook)
Moody's Rating	A2 (Negative Outlook)


Risk Weighted Assets (£bn)
379
371
Q3 2012[3]
Q3 2013[5]
RWAs


Capital Ratios (%)
11.2
12.9
Q3 2012[3]
Q3 2013[5]
Core Tier 1

1. Includes Barclays Bank PLC
2. For Nine Months Ended September 30, 2013.
3. As at September 30, 2013.
4. As of November 21, 2013. See "About Issuer Credit Ratings" below for important information regarding credit ratings.
5. Proforma post-rights issue capital metrics are prepared on the basis that new ordinary shares were issued and the cash received on October 4, 2013. For the purpose of calculating risk weighted assets, the information presented assumes proceeds of the rights issue are held at a 0% risk weight.

December 2013

The Barclays GroupBarclays PLC and its subsidiary undertakings (taken together, the “Group”) is a major global financial services provider engaged in retail banking, credit cards, corporate banking, investment banking, wealth management and investment management services, with an extensive international presence in Europe, the Americas, Africa and Asia. The whole of the issued ordinary share capital of Barclays Bank PLC is beneficially owned by Barclays PLC, which is the ultimate holding company of the Group.About Issuer Credit RatingsAn issuer credit rating reflects the assigning rating agency’s opinion of the issuer’s creditworthiness (i.e., the issuer’s ability to pay its obligations when they become due). It is not the rating of any Barclays product issued by Barclays Bank PLC.An issuer credit rating has no bearing on how much you may be entitled to be paid on a Barclays product or what your return on investment may be. Your return on investment will depend on the terms of the particular Barclays product that you buy and how that product performs. An issuer credit rating does not enhance the performance or potential return on any Barclays product. If a Barclays product or its underlying asset underperforms, your investment may result in a loss, which may be significant, regardless of Barclays’ issuer credit ratings.CERTAIN RISK CONSIDERATIONS: An investment in Barclays products involves risks, including market risk, liquidity risk, and a possible loss of some or all of your investment. Some Barclays products do not pay coupons. Unless otherwise indicated on the applicable offering documentation for a Barclays products, Barclays Bank PLC will generally be the issuer of Barclays products. Any payment on Barclays products will be subject to the ability of Barclays Bank PLC (or any other relevant issuer) to pay its obligations when they become due. Any payments on a Barclays products are subject to the creditworthiness of the issuer of such Barclays product and is not guaranteed by any third party.You should carefully consider whether the Barclays products are suited to your particular circumstances before you buy them. We urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in Barclays products. You should carefully read the relevant prospectus for the Barclays product, including the “Risk Factors” section in the applicable offering documentation, before investing.IMPORTANT NOTICE:Barclays Bank PLC has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for offerings to which this communication may relate. Before you invest, you should read the relevant prospectus in such registration statement and other documents that have been filed with the SEC for more complete information about Barclays Bank PLC and offerings. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange to send you the relevant prospectus and pricing supplements if you request by calling toll free (877) 282 6527, or you may request a copy from any other dealer participating in the relevant offering.© 2013 Barclays Bank PLC. All rights reserved. Barclays and the Barclays eagle logo are trademarks of Barclays Bank PLC.